                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

 [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2002

                                      OR

 [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to___________


Commission File Number:                                              001 - 11639


A. Full title of the plan and address of the plan if different from that of the issuer named below:


                            LUCENT TECHNOLOGIES INC.
                       LONG TERM SAVINGS and SECURITY PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            LUCENT TECHNOLOGIES INC.
                               600 MOUNTAIN AVENUE
                              MURRAY HILL, NJ 07974

                                               The total # of pages contained
                                               in this 11-K filing is   17
                                                                     ---------

                                               Exhibit Index can be found on
                                                                page     3
                                                                     ---------

Form 11-K
Lucent Technologies Inc.
Long Term Savings and Security Plan




          Index

Report of Independent Accountants
Audited Financial Statements
Notes to Financial Statements
Supplemental Schedule
Signature
Exhibit Index

Lucent Technologies Inc.
Long Term Savings and
Security Plan
Financial Statements
As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002 and Supplemental Schedule
As of December 31, 2002



Table of Contents
--------------------------------------------------------------------------------


                                                                          Pages

Report of Independent Accountants.......................................    4

Audited Financial Statements:

  Statements of Net Assets Available for Benefits As of
    December 31, 2002 and 2001..........................................    5

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2002........................................    6

Notes to Financial Statements............................................ 7 - 12

Supplemental Schedule*:

  Schedule H, line 4i - Schedule of Assets (Held at End of Year) As of
    December 31, 2002....................................................  13


* Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Lucent Technologies Inc.
Employee Benefits Committee:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

June 23, 2003

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001
(Thousands of Dollars)
--------------------------------------------------------------------------------


                                              December 31,
                                                  2002                             December 31, 2001
                                            -----------------   ---------------------------------------------------------

                                              Participant         Participant       Non-Participant
                                                Directed           Directed             Directed              Total
Assets

  Investments in Group Trust,
       at fair value                              $912,069        $ 1,370,100             $ 110,344        $ 1,480,444

  Participant loans receivable                       6,925             21,516                    15             21,531
                                                  --------        -----------             ---------        -----------

         Total investments                         918,994          1,391,616               110,359          1,501,975

  Company contributions receivable                     656                  -                 1,326              1,326

  Employee contributions receivable                  1,282                  -                     -                  -

  Loan interest receivable                               -                  -                     3                  3
                                                  --------        -----------             ---------        -----------

         Total assets                              920,932          1,391,616               111,688          1,503,304
                                                  --------        -----------             ---------        -----------

Liabilities

  Payables for investments
        purchased and other                              -                  -                      4                 4
                                                  --------        -----------             ----------       -----------

         Total liabilities                               -                  -                      4                 4
                                                  --------        -----------             ----------       -----------

Net assets available for benefits                 $920,932        $ 1,391,616             $  111,684       $ 1,503,300
                                                  ========        ===========             ==========       ===========





   The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002
(Thousands of dollars)
--------------------------------------------------------------------------------

                                                 Participant               Non-Participant
                                                   Directed                   Directed                   Total
                                              ---------------------    ----------------------   ----------------------
Additions to net assets attributed to
  Contributions
   Employee contribution                                $  22,688                   $     -             $  22,688

   Company contribution                                     5,650                     3,099                 8,749

Participant loan repayments                                   (49)                       49                     -
Interfund transfers of participants'
    balances, net                                          22,313                   (22,313)                    -

Transfers from Lucent Savings Plan, net                     1,797                         -                 1,797

Interest from participant loans                               873                         7                   880
                                                        ---------                 ----------            ---------

       Total additions                                     53,272                   (19,158)               34,114
                                                        ---------                 ---------             ---------

Deductions from net assets attributed to


Distributions to participants                             191,852                     9,466               201,318
Plan's share of Group Trust investment
   loss                                                   192,810                    64,595               257,405
Transfers to Agere Systems Inc.
   Represented 401(k) Plan, net                           114,392                    16,588               130,980
Transfer to the OFS Long Term Savings
   Plan, net                                               23,833                     1,870                25,703
Transfers to other plans, net                               1,046                         -                 1,046

Participant loan issuance                                      (7)                        7                     -

Administrative expenses                                        30                         -                    30
                                                        ---------                 ---------             ---------


       Total deductions                                   523,956                    92,526               616,482
                                                        ---------                 ---------             ---------

            Net decrease                                 (470,684)                 (111,684)             (582,368)

Net assets available for benefits

Beginning of year                                       1,391,616                   111,684              1,503,300
                                                        ---------                 ---------             ----------

End of year                                             $ 920,932                 $     -               $  920,932
                                                        =========                 =========             ==========



   The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

1.       Plan Description

         General
         The Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan") is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. ("Lucent" or the "Company") to provide a convenient way for most non-management employees (e.g., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis. In connection with the separation of the Company from AT&T Corp., the assets and liabilities of the AT&T Long Term Savings and Security Plan (the "AT&T LTSSP") which related to the Company's employees and retirees were transferred to the Plan, effective October 1, 1996. The Plan's assets and liabilities were subsequently transferred to a group trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"), effective January 1, 1997. The Group Trust consists of the assets of the Lucent Savings Plan ("LSP") and the Plan.

         On April 2, 2001, the Company consummated an initial public offering as part of its plan to divest its microelectronics business, Agere Systems Inc. ("Agere"). The Company completed a subsequent spin-off of its remaining ownership interest in Agere by distributing a dividend of Agere common stock to its shareholders on June 1, 2002. The assets of the Plan which related to Agere employees totaling $130,980,000 were transferred to the Agere Systems Inc. Management 401(k) Plan during 2002. Participant balances and participant loans receivable of $130,229,000 and $3,919,000, respectively, were transferred to the Agere plan on January 1, 2002. Additional true-up related net transfers from the Agere plan totaling $3,168,000 were also processed during 2002. Participants holding shares of Lucent common stock on May 31, 2002 received a spin-off dividend of Agere Common Stock Class A and Agere Common Stock Class B. Agere shares received attributable to Lucent shares held in the Lucent Employer Stock Fund, were unitized and placed in the two new Agere Stock Funds, established on June 1, 2002. No contributions or transfers in will be permitted with regard to these new funds.

         Agere shares received, attributable to Lucent shares held in the Employee Stock Ownership Program ("ESOP"), were sold and the proceeds were used to purchase additional Lucent stock. The former ESOP was designed to invest primarily in Lucent stock for the purpose of making Company contributions on behalf of its participants.

         On November 16, 2001, Lucent's optical fiber business was sold to The Furukawa Electric Co., Ltd. The assets of the Plan which related to these optical fiber business employees were transferred to the new OFS Long Term Savings Plan.

         The Plan is summarized in the Summary Plan Description ("SPD") which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


         Eligibility
         An eligible employee (generally an active employee with at least six months of service or an employee who meets the requirements for immediate eligibility) enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

         Contributions
         Employee contributions may be authorized from pay on the basis of weekly pay in $5 increments as defined in the plan document. A supplementary contribution may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the employees' matched contribution, results in a total contribution of up to approximately 16% of the employee's weekly rate of pay. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions in $5 increments. The Internal Revenue Code ("IRC") limited the maximum amount of an employee's contribution on a pre-tax basis to $11,000 and $10,500 in 2002 and 2001, respectively.

         Previously, after completion of one year of service, the Company contributed Lucent stock on behalf of each of its participating employees in an amount equal to 66-2/3% of the lesser of the amount actually contributed or up to the first 6% of the participant's eligible compensation, as defined. Effective May 15, 2002, Company contributions were no longer restricted to Lucent stock. Contributions can be made in cash and invested in accordance with respective participant elections. In addition, participants may elect to transfer all or a portion of past Company contributions from the non-participant directed funds to participant directed funds. All participant contributions and earnings are immediately vested and are not subject to forfeiture. Company matching contributions are vested upon the completion of five years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Company contributions will not be made with respect to supplementary contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited to the Company. These forfeitures can be used to reduce future Company contributions. At December 31, 2002 and 2001, forfeited amounts totaled approximately $67,000 and $116,000, respectively.


         Participant Loans
         Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan terms are between 12 and 56 months. The loans are collateralized by the balance in the participant's account and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 4.25% to 9.5% at December 31, 2002. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.


         Distributions
         When a participant retires with a service pension from the Lucent Technologies Pension Plan or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in retiree withdrawals as directed by the participant. If no distribution election is made by the participant, the balance in the account will remain in the Plan until a later date but not beyond age 70-1/2. When a participant dies, the entire amount in the participant's account is transferred to the participant's beneficiaries.

         In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

         made of all vested amounts in the participant's account. However, if the participant does not request the distribution, the participant's account shall remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions, as defined in the SPD, or (3) upon the participant's death, whichever is earliest.


2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The financial statements of the Plan are prepared under the accrual method of accounting.

         Payment of Benefits
         Benefits are recorded when paid.

         Valuation of Investments
         The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the Group Trust's underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Lucent common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates), which approximates fair value. All other investments are carried at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

         Purchases and Sales of Investments
         Purchases and sales of investments are recorded on a trade-date basis.

         Plan's Share of Group Trust Investment Loss
         The Plan's reported investment loss from Group Trust presented in the statement of changes in net assets available for benefits represents its interest in the Group Trust's investment loss, which consists of the Group Trust's interest, dividends and net depreciation in fair value of investments. The Group Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Group Trust's net depreciation in fair value of investments consists of the net realized gains (losses) and the unrealized appreciation (depreciation).

         Transfers to Other Plans, Net
         The Plan presents in the Statement of Change in Net Assets Available for Benefits the net amount of transfers to other plans.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Risks and Uncertainties
         Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

         Derivatives
         From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

         Reclassifications
         Certain prior year balances have been reclassified to conform to the current year presentation.

3.       Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1998, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

4.       Termination Priorities

         Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

5.       Plan Expenses

         Plan participants pay investment manager and trustee fees and share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

6.       Group Trust Investments

         The LSP and the Plan each have an interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based upon the respective participant balances within each fund for each plan. The Plan's interest in the Group Trust was approximately 14% and approximately 16% as of December 31, 2002 and 2001, respectively.

         The following tables present the fair value of investments held by the Group Trust as of December 31, 2002 and 2001 (in thousands):


                                                                                     December 31,
                                                                               2002              2001
         Investments, at fair value
            Avaya Stock Fund                                            $    15,882       $    94,113
            Lucent International Equity Fund                                167,949           239,736
            Lucent Asset Allocation Income Fund                              40,659            52,944
            Lucent Asset Allocation Fund 2000                               122,328           169,668
            Lucent Asset Allocation Fund 2010                               299,091           421,370
            Lucent Asset Allocation Fund 2020                               271,919           414,919
            Lucent Asset Allocation Fund 2030                                91,490           145,667
            Lucent Asset Allocation Fund 2040                                 6,712             6,530
            Lucent Employer Stock Fund - Common Shares                      200,685           909,377
            Fidelity Equity Index Fund                                      801,736         1,306,896
            Fidelity Magellan Fund                                          682,036         1,160,317
            Fidelity Equity Income Fund                                     390,283           593,916
            Lucent Bond Fund                                                247,150           211,517
            Fidelity Institutional Cash Portfolio                           581,776           666,995
            Lucent Growth Equity Fund                                        41,447            63,467
            Lucent Self Directed Brokerage                                   46,047            48,702
            Small Cap Fund                                                   50,168            41,769
            Agere Class A Stock                                               1,852                 -
            Agere Class B Stock                                              44,231                 -
            Lucent Employer Shares Fund I                                     6,134            32,102
            Lucent Employer Shares Fund II                                   12,793            78,242
                                                                    ---------------  ----------------
                                                                          4,122,368         6,658,247
         Investments, at contract value
            Guaranteed investment contracts                               2,358,565         2,551,648
                                                                    ---------------  ----------------


              Total investments                                         $ 6,480,933       $ 9,209,895
                                                                    ===============  ================

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements
--------------------------------------------------------------------------------


         Investment income for the Group Trust is as follows:


                                                               Year Ended
                                                            December 31, 2002
            Investment Loss
               Net depreciation in
                 fair value of investments                     $ (1,330,723)
               Interest and dividends                                24,840
                                                           ----------------
                                                               $ (1,305,883)
                                                           ================


         Investments in the Group Trust include $.3 billion in stock, $1.5 billion in equity funds, $2.4 billion in guaranteed insurance contracts, $1.0 billion in bonds, and $1.3 billion in mutual funds as of December 31, 2002. Investments in the Group Trust include $1.1 billion in stock, $2.3 billion in equity funds, $2.6 billion in guaranteed insurance contracts, $1.2 billion in bonds, and $2.0 billion in mutual funds as of December 31, 2001.

         Investment loss in the Group Trust includes $.7 billion net loss related to stock, $.4 billion net loss related to equity funds, $.1 billion net gain related to guaranteed insurance contracts, and $.3 billion net loss related to mutual funds.


7.       Related Party Transactions

         Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

         The Group Trust and the Plan invest in shares of Lucent common stock.


8.       Subsequent Events

         Effective March 1, 2003, the Company amended the Plan to provide for 100% vesting of Company contributions upon completion of three years of service.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2002
--------------------------------------------------------------------------------




  Name of Issuer and Title of Issue                   Description                        Cost           Fair Value

Participant loans receivable*            (Interest rates range from 4.25% - 9.5%)                       $6,924,781



* Party-in-interest


Lucent Technologies Inc.
Long Term Savings and Security Plan

Signatures
--------------------------------------------------------------------------------





                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            LUCENT TECHNOLOGIES INC.
                       LONG TERM SAVINGS and SECURITY PLAN




         Date: June 27, 2003               By: /s/ Raymond M. Goldberg
               -------------                   -----------------------
                                                  Raymond M. Goldberg
                                             Vice President - Human Resources
                                             North American Region Operations
                                                   (Plan Administration)

                                  EXHIBIT INDEX


Exhibit
Number
-------
  23                 Consent of Independent Accountants

  99 Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
